UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Form 6-K

REPORT OF FOREIGN ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16
OF THE SECURITIES EXCHANGE ACT OF 1934

As of July 17, 2008

RiT TECHNOLOGIES LTD.

(Translation of registrant’s name into English)

24 Raoul Wallenberg Street, Tel Aviv 69719, Israel

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F ☒ Form 40-F ☐

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ☐ No ☒

CONTENTS

This report on Form 6-K of RiT Technologies Ltd. consists of the following documents, which are attached hereto and incorporated by reference herein:

Press release dated July 17, 2008: RiT RECEIVES ORDERS TOTALING SEVERAL MILLION DOLLARS FROM TWO MAJOR CARRIERS

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: July 17, 2008	RiT TECHNOLOGIES LTD. By: /s/ Avi Kovarsky —————————————— Avi Kovarsky President, Chief Executive Officer

EXHIBIT INDEX

Exhibit Number 99     Description of Exhibit

RiT RECEIVES ORDERS TOTALING SEVERAL MILLION DOLLARS FROM TWO MAJOR CARRIERS